EXHIBIT 16.1




EXHIBIT 1 TO FORM 8-K


April 10, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 9, 2001 of Advanced Deposition Technologies, Inc. and are in agreement with paragraph 1. We do not believe it is complete as to its description of reportable events, as defined in Item 304(a) of Regulation S-K, between the Registrant and us.

Regarding the last sentence of the third paragraph under Item 4 of Advanced Deposition Technologies, Inc.'s Form 8-K filed with the Securities and Exchange Commission on April 9, 2001, we believe the sentence should read as follows:

     "The Company has been notified by Ernst & Young, however, that it is no longer willing to accept management's representations as a result of the improper recognition of a revenue transaction which lead to a current dispute between the Company and its primary lender regarding the eligibility of certain accounts receivable under the loan documents. These matters have been discussed with the Audit Committee."

In addition, we have no basis to agree or disagree with other statements of the Registrant contained in Item 4, paragraphs 2, 3, 4 and 5, of the above referenced filing.


                              Very truly yours,



                              /s/ Ernst & Young LLP
                              Ernst & Young, LLP